SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

         Under the Securities Exchange Act of 1934
                            (Amendment No.12 )*

                       Nu-kote Holding, Inc.
                             (Name of Issuer)

                           Common Stock
                      (Title of Class of Securities)

                                669935108
                              (CUSIP Number)

                        Centennial Associates, L.P.
                   900 Third Avenue, New York, NY  10022
                              (212) 753-5150
                   Attention:  Peter K. Seldin
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                         December 9, 1997
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (continued on following page(s))

Cusip No.: 669935108

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Associates, L.P.
                         (13-2860099)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:             -0-
    Shares
    Beneficially   (8)  Shared Voting Power:       1,008,200
    Owned by
    Each           (9)  Sole Dispositive Power:       -0-
    Reporting
    Person With    (10)  Shared Dispositive Power: 1,008,200

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,008,200

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  4.63%

14) Type of Reporting Person:                PN

Cusip No.: 669935108

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tercentennial Energy Partners, L.P.
                         (13-3877256)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:        410,150
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With    (10)  Shared Dispositive Power:  410,150

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    410,150

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  1.88%

14) Type of Reporting Person:                PN

Cusip No.: 669935108

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Quadrennial Partners, L.P.
                         (13-3883223)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
     Beneficially  (8)  Shared Voting Power:        160,850
     Owned by
         Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With    (10)  Shared Dispositive Power:  160,850

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    160,850

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.74%

14) Type of Reporting Person:                PN

Cusip No.: 669935108

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Energy Partners, L.L.C.
                         (13-3961810)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:        571,000
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With    (10)  Shared Dispositive Power:  571,000

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     571,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  2.62%

14) Type of Reporting Person:                LLC

Cusip No.: 669935108

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Joseph H. Reich

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:        1,579,200
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With    (10)  Shared Dispositive Power:  1,579,200

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
       1,579,200

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  7.25%

14) Type of Reporting Person:                IN

Cusip No.: 669935108

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Peter K. Seldin

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:        1,579,200
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With    (10)  Shared Dispositive Power:  1,579,200

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
       1,579,200


12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  7.25%

14) Type of Reporting Person:                IN

Cusip No.:  669935108

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: G. Bryan Dutt

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:        1,579,200
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With    (10)  Shared Dispositive Power:  1,579,200

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
      1,579,200


12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  7.25%

14) Type of Reporting Person:                IN

Cusip No.:  669935108

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tracy S. Nagler

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:        1,008,200
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With    (10)  Shared Dispositive Power:  1,008,200

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
      1,008,200


12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11): 4.63%

14) Type of Reporting Person:                IN

    This Amendment No. 12 to Schedule 13D, originally filed September 13,
1993 (the "Schedule 13D") by Centennial Associates, L.P., relates to the common stock (the "Common Stock") of Nu-kote Holding, Inc. (the "Company"), whose principal executive offices are at 17950 Preston Road, Suite 690, Dallas, Texas, 75252. Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Schedule 13D. All information previously disclosed in the Schedule 13D, except as set forth herein, is reconfirmed.
Item 5.  Interest in Securities of the Issuer.
         Items 5(a) of Schedule 13D is hereby amended and restated in its entirety as follows:
         a) As of the date hereof, (i) Centennial owns beneficially 1,008,200 shares of the Common Stock, constituting approximately 4.63% of the shares outstanding (ii) Tercentennial owns beneficially 410,150 shares of Common Stock, constituting approximately 1.88% of the shares outstanding,
(iii) Quadrennial owns beneficially 160,850 shares of Common Stock, constituting approximately 0.74% of the shares outstanding, (iv) Centennial LLC owns beneficially 571,000 shares of Common Stock, representing the shares held by each of the entities named in (ii) and (iii) above, (v) each of Joseph
H. Reich, Peter K. Seldin and G. Bryan Dutt own beneficially 1,579,200 shares of Common Stock, representing the shares held by each of the entities named in
(i) and (iv) above, and (vi) Tracy S. Nagler owns beneficially 1,008,200 shares of Common Stock, representing the shares held by entity named in (i) above. In the aggregate, the Reporting Persons beneficially own a total of 1,579,200 shares of Common Stock, constituting approximately 7.25% of the shares outstanding.
         The percentages used herein are based upon the 21,775,302 shares of Common Stock stated by the Company to be outstanding as of November 5, 1997 in the Company's Form 10-Q filed with the SEC for the fiscal quarter ended September 26, 1997.
         Item 5(c) of Schedule 13D is hereby supplemented by the addition of the following:
         (c) All transactions in the Common Stock effected during the past 60 days by the Reporting Persons are set forth in Schedule A hereto. All such transactions were open market transactions. No other transactions in the Common Stock were effected by any of the Reporting Persons during the sixty day period ending on the date hereof.

SIGNATURES
           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  December 19, 1997    CENTENNIAL ASSOCIATES, L.P.

                        By: /s/Peter K. Seldin
                            Peter K. Seldin,
                            General Partner

                        TERCENTENNIAL ENERGY PARTNERS, L.P.

                        By: /s/Peter K. Seldin
                            Peter K. Seldin, Member
                            Centennial Energy Partners, L.L.C.
                            General Partner

                             QUADRENNIAL PARTNERS, L.P.


                        By: /s/Peter K. Seldin
                            Peter K. Seldin, Member
                            Centennial Energy Partners, L.L.C.
                            General Partner


                        CENTENNIAL ENERGY PARTNERS, L.L.C.


                        By: /s/Peter K. Seldin
                            Peter K. Seldin
                            Member


                            /s/Joseph H. Reich
                            Joseph H. Reich


                            /s/Peter K. Seldin
                            Peter K. Seldin


                            /s/G. Bryan Dutt
                            G. Bryan Dutt


                            /s/Tracy S. Nagler
                            Tracy S. Nagler

                                       Schedule A

              OPEN MARKET TRANSACTIONS

  Date of               No. of Shares
Transaction             Purchased\(Sold)      Price Per Share



Centennial Associates, L.P.


October 13, 1997            (20,000)        1.5000
October 14, 1997           (105,000)        1.5074
October 15, 1997            (25,000)        1.5312
October 20, 1997            (20,000)        1.6250
November 14, 1997           (25,000)        0.8437
November 17, 1997           (10,000)        0.8437
November 18, 1997           (50,000)        0.7187
November 19, 1997           (25,000)        0.6875
November 20, 1997           (25,000)        0.6562
November 21, 1997           (25,000)        0.6250
November 24, 1997           (50,000)        0.6094
November 25, 1997           (50,000)        0.5781
November 26, 1997           (50,000)        0.5156
December 1, 1997            (25,000)        0.5312
December 2, 1997            (12,500)        0.5312
December 3, 1997            (50,000)        0.5000
December 4, 1997            (25,000)        0.5000
December 5, 1997            (50,000)        0.5000
December 5, 1997           (100,000)        0.5781
December 8, 1997            (25,000)        0.8125
December 9, 1997            (25,000)        0.6875
December 10, 1997           (25,000)        0.5937
December 11, 1997           (20,000)        0.5625
December 15, 1997           (25,000)        0.6250
December 16, 1997           (25,000)        0.5625
December 17, 1997           (25,000)        0.5312
December 18, 1997           (25,000)        0.5625